UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

FRANKLIN COVEY CO.

(Name of Issuer)

SERIES A PREFERRED STOCK, No Par Value
COMMON STOCK, Par Value $0.05 Per Share

(Title of Class of Securities)

353469109

(CUSIP Number)

Peter E. Lorenzen
Munsch Hardt Kopf & Harr P.C.
1445 Ross Avenue, Suite 4000
Dallas, TX 75202
(214) 855 7545

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 353469109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knowledge Capital Investment Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock - 1,015,002 Series A Preferred Stock - 3,311,438

	8.	Shared Voting Power None

	9.	Sole Dispositive Power Common Stock - 1,015,002 Series A Preferred Stock - 3,311,438

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock - 1,015,002 Series A Preferred Stock - 3,311,438

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock - 4.9%* Series A Preferred Stock - 94.8%*

14.	Type of Reporting Person (See Instructions) PN

*Based on the number of outstanding shares as of January 7, 2005 as reported in the Company’s proxy statement filed with the Securities and Exchange Commission on February 1, 2005 and giving effect to the one-to-four forward split of the Series A Preferred Stock which was effective on March 4, 2005. Number of common shares does not include 5,913,402 shares that may be purchased after March 8, 2006 pursuant to warrants.

This Amendment No. 6 amends the Statement on Schedule 13D filed on June 14, 1999, as amended by Amendment Nos. 1, 2, 3, 4 and 5 (the “Schedule 13D”), by Knowledge Capital Investment Group (the “Reporting Person”).

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following at the end thereof:
On March 8, 2005, the closing of the Recapitalization described in Amendment No. 5 to this Schedule 13D occurred following approval by the Company’s shareholders on March 4, 2005.

In connection with the Recapitalization, the Company (i) amended and restated its articles of incorporation to effect a one-to-four forward split of the Series A Preferred Stock, to eliminate the convertibility of the Series A Preferred Stock into Common Stock and to otherwise amend the designations, voting powers, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions of the Series A Preferred Stock and the Series B Preferred Stock, of which no shares are currently outstanding, and to make other miscellaneous changes to the articles of incorporation (the “Articles Amendment”) and (ii) issued to the Reporting Person and will issue to all other holders of Series A Preferred Stock as of the closing date warrants (“Warrants”) to purchase shares of Common Stock.

After giving effect to the Recapitalization and the one-to-four forward split of the Series A Preferred Stock, the Reporting Person currently holds 3,311,438 shares of Series A Preferred Stock, which represents approximately 94.8% of the outstanding shares of Series A Preferred Stock. Each share of Series A Preferred Stock has voting power equal to two votes per  share when voting together with the Common Stock. Based on the number of outstanding shares of Common Stock as of January 7, 2005 as reported in the Company’s proxy statement filed with the Securities and Exchange Commission on February 1, 2005, the shares of Series A Preferred Stock and Common Stock beneficially owned by the Reporting Person collectively represent approximately 28.0% of the combined voting power of all outstanding shares of Series A Preferred Stock and Common Stock (which is the same percentage of combined voting power as the Reporting Person could exercise prior to the Recapitalization). The voting power of the Reporting Person and other holders of Series A Preferred Stock will be reduced by (x) the number of shares of Common Stock acquired by such holder upon the exercise of any Warrant issued to such holder and (y) the number of shares of Common Stock purchasable upon exercise of a Warrant that such holder has sold or transferred to another person. In addition, the Series A Preferred Stock will automatically convert into shares of non-voting Series B Preferred Stock (together with the Series A Preferred Stock, the “Senior Preferred Stock”) upon any transfer of Series A Preferred Stock by the Reporting Person other than transfers to affiliates, five percent equity holders, immediate family members and trusts for the benefit of any such person. The holders of Senior Preferred  Stock, voting as one class, are entitled to elect two directors to the Board of Directors if the Company defaults on dividends on the Senior Preferred Stock for six quarters (any such directors so elected will, however, reduce the number of directors the Reporting Person is entitled to designate for election as described below as long as the Reporting Person beneficially owns a majority of the outstanding Senior Preferred Stock).

At the closing of the Recapitalization, the Company issued a Warrant to the Reporting Person that will entitle the Reporting Person to purchase 5,913,402 shares of Common Stock for $8.00 per share, subject to customary adjustment provisions. The Warrants will be exercisable at any time, in whole or in part, after March 8, 2006, and will expire on March 8, 2013.  Upon exercise of the Warrant, the Reporting Person may choose, or the Company may elect to require, any Warrant exercise to be a net exercise in which the Reporting Person would receive fewer shares of Common Stock, depending on the fair market value of the Common Stock at the time of exercise, than otherwise could be received upon an exercise for cash. In addition, the Company, at its election, may choose, in the place of issuing any shares of Common Stock to the Reporting Person, to pay to the Reporting Person a cash amount equal to the fair market value of the shares of Common Stock that otherwise would be issuable to the Reporting Person in connection with such net exercise as opposed to issuing shares of Common Stock to the exercising holder. The Warrant is transferable subject to a right of first refusal in favor of the Company. If the Company does not elect to exercise its rights of first refusal, the Reporting Person may sell the offered Warrant to any person or persons at a price not less than 90% of the price, and upon terms no more favorable than those specified in the offer to the Company.

Additionally, at the closing of the Recapitalization, the Company entered into an Amended and Restated Shareholders Agreement with the Reporting Person  (the “Shareholders Agreement”) and an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”).

Pursuant to the Shareholders Agreement, any merger, consolidation, combination, recapitalization or reorganization or any disposition of all or substantially all the Company’s properties and assets will, will with certain exceptions, require the approval of the Reporting Person so long as it owns 880,000 shares of Series A Preferred Stock.  Similarly, any dividends on and repurchases of Common Stock for the last four full fiscal quarters by the Company that collectively exceed the Company’s net income for such period, will require the approval of the Reporting Person so long as it holds 880,000 shares of Series A Preferred Stock.  However, the Shareholders Agreement includes an exception to this requirement providing that if the Company (i) has first redeemed at least $30 million of the face value of shares of Series A Preferred Stock and (ii) maintains positive net working capital and, for the last four full fiscal quarters, the Company’s EBITDA, determined on a pro forma basis as set forth in the Shareholders Agreement, equals or exceeds at least two times the Company’s fixed charges, also determined on a pro forma basis, then the Company may, without Reporting Person’s consent, use cash in excess of 56.2% of the liquidation value, including accrued and unpaid dividends, attributable to the then-outstanding shares of Senior Preferred Stock to pay dividends on or repurchase shares of Common Stock from persons who are not affiliates of the Company, subject to the limitation that such dividends (but not repurchases) do not exceed 25% of the Company’s net income during the last 12 months. The Shareholders Agreement also contains provisions, comparable to the provisions of the formerly outstanding Series A Preferred Stock, requiring that as long as the Reporting Person is entitled to designate at least two directors of Company (as discussed below) approval by an 80% Board vote is required for incurrence of certain indebtedness, and major divestitures and acquisitions by the Company unless certain financial tests are met.

The Series A Preferred Stock is redeemable by the Company at its option at any time during the first year following March 8, 2005 at a price per share equal to the liquidation value plus accrued and unpaid dividends and then again after the sixth anniversary of the closing at 101% of the liquidation value plus accrued and unpaid dividends.  Additionally, under the Shareholders Agreement, the Company is entitled to repurchase from the Reporting Person (or its transferees who assume its obligations with respect to this redemption right) up to the number of shares of Series A Preferred Stock (or Series B Preferred Stock held by such transferees upon conversion of shares of Series A Preferred Stock) having an aggregate liquidation value of $30 million at any time at a price per share calculated based upon a percentage of the liquidation value of such shares that increases annually in one percentage point increments during the first four years following completion of the Recapitalization from 100% of the liquidation value in the first year to 103% of the liquidation value in the fourth year.

The Company agrees in the Shareholder’s Agreement to use its best efforts to cause the election of up to three persons designated by the Reporting Person as directors of the Company as follows:  (i) if the Reporting Person is the beneficial owner of 1,760,000 or more shares of Series A Preferred Stock, two designees; (ii) if the Reporting Person is the beneficial owner of at least 880,000 but less than 1,760,000 shares of Series A Preferred Stock, one designee; (iii) if the Reporting Person is the beneficial owner of at least one but less than 880,000 shares of Series A Preferred Stock, one designee, as long as that designee is Donald J. McNamara, and (iv) one additional designee as long as the Reporting Person is the beneficial owner of at least 1,000,000 shares of Common Stock. Currently, Donald J. McNamara and Brian A. Krisak serve on the Company’s Board of Directors as designees of the Reporting Person. The Reporting Person does not intend to exercise its right to designate a third designee at the present time. As long as the Reporting Person is entitled to designate at least one designee, and to the extent permitted by law and applicable rules of the New York Stock Exchange, the Company has agreed to ensure that at least one of the Reporting Person’s designees is a member of any committee of the Company’s Board of Directors requested by the Reporting Person, other than any special committee of directors formed as a result of any conflict of interest arising from any such designee’s relationship with the Reporting Person.

The Shareholders Agreement continues to provide that subject to certain exceptions, the Reporting Person may not acquire more than 25% of the total voting power of the Company unless the acquisition is approved by the members of the Board who are not designees of the Reporting Person.

The Registration Rights Agreement grants to Reporting Person certain resale registration rights related to the shares of Common Stock and Series A Preferred Stock it holds as well as the shares of Common Stock it may receive pursuant to the exercise of the Warrant issuable to it at the closing of the Recapitalization. Among other rights, the Company will agree to file a shelf registration statement covering resales the shares owned by the Reporting Person within 120 days after the closing and use its reasonable best efforts to cause the registration statement to become effective as soon as possible thereafter, and in any event within 240 days of the initial filing of the registration statement.

At the closing, Hampstead Interests, L.P. (“HI”), an affiliate of the Reporting Person, and the Company entered into an Amended and Restated Monitoring Agreement (the “Monitoring Agreement”) under which HI continues to agree to provide certain services to the Company in order to assist the Company with the development of its strategic plan, including acquisitions, divestitures, new development and financial matters, for a fee of $100,000 per quarter, subject to reduction if the Reporting Person disposes of shares of Series A Preferred Stock. Under the Shareholders Agreement, designees of the Reporting Person serving on the Company’s Board of Directors will not be entitled to receive Board fees at any time when HI is paid monitoring fees.

The foregoing summaries of the Warrant, Shareholders Agreement, Registration rights Agreement and Monitoring Agreement are subject to, and qualified in their entirety by the copies thereof incorporated by reference as exhibits hereto and incorporated herein by reference.

Except as contemplated by the Shareholders Agreement, the Reporting Person currently has no plan to take any action described in Item 4.  However, depending on market conditions and other factors that each may deem material to its investment decision, the Reporting Person may dispose of, in the open market or in private transactions, all or a portion of the Shares that the Reporting Person now owns or hereafter may acquire, or may acquire additional Shares, including upon exercise of Warrants that may be issued to it as contemplated by the Amendment Agreement. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

Item 5.	Interest in Securities of the Issuer
Item 5(a) is hereby amended to read in its entirety as follows:

(a)  This Statement relates to 1,015,002 shares of Common Stock, representing 4.9% of the issued and outstanding shares of Common Stock beneficially owned by the Reporting Person and 3,311,438 shares of Series A Preferred Stock, representing 94.8% of the issued and outstanding shares of Series A Preferred Stock beneficially owned by the Reporting Person. In addition, the Reporting Person holds Warrants to purchase 5,913,402 shares of Common Stock after March 8, 2006 as described in Item 4. The shares of Common Stock that may be purchased on exercise of the Warrants are not currently deemed to be beneficially owned by the Reporting Person.

Item 5(b) is hereby amended to read in its entirety as follows:

(b)  the Reporting Person has the sole power to vote and dispose of the 1,015,002 shares of Common Stock, as well as the 3,311,438 shares of Series A Preferred, which shares of Series A Preferred also provide the Reporting Person with 6,622,876 votes on matters brought generally before the holders of Common Stock.

Item 5(c) is hereby amended to add the following at the end thereof:
The response to Item 4 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response to Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Warrant, dated March 8, 2005, to purchase 5,913,402 shares of Common Stock issued by the Company to Knowledge Capital Investment Group (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed on March 10, 2005).

Exhibit 2

Restated Shareholders Agreement, dated as of March 8, 2005, between the Company and Knowledge Capital Investment Group (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 10, 2005).

Exhibit 3

Restated Registration Rights Agreement, dated as of March 8, 2005, between the Company and Knowledge Capital Investment Group (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on March 10, 2005).

Exhibit 4

Restate Monitoring Agreement, dated as of March 8, 2005, between the Company and Hampstead Interests, LP. (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on March 10, 2005).

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2004

KNOWLEDGE CAPITAL INVESTMENT GROUP

By: Inspiration Investments Partners III, L.P.,
Its Manager

By: Inspiration Investments GenPar III, L.P.,
Its General Partner

By: Hampstead Associates, Inc.,
Its Managing General Partner

	By:	/s/ Donald J. McNamara

Donald J. McNamara.
President